

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

Mail Stop 3561

April 29, 2016

<u>Via E-mail</u>
Mark J. Guinan
Chief Financial Officer
Quest Diagnostics Incorporated
3 Giralda Farms
Madison, New Jersey 07940

Re: Quest Diagnostics Incorporated
        Form 10-K for the Year Ended December 31, 2015
        Filed February 26, 2016
        File No. 001-12215

Dear Mr. Guinan:

        We have completed our review of your filing. We remind you that our comments or changes to disclosure in response to our comments do not foreclose the Commission from taking any action with respect to the company or the filing and the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States. We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable rules require.

                    Sincerely,

                    /s/Craig Arakawa

                    Craig Arakawa
                    Accounting Branch Chief
                    Office of Beverages, Apparel and
                    Mining